CEN BIOTECH, INC.

February 19, 2016

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CEN Biotech, Inc. (the “Company” or “CEN”)

Form 10-12G

File No.: 001-37567

Dear Ms. Hayes:

Below please find CEN Biotech’s responses to your 3rd round of Comments/Questions dated January 29, 2016.

2.  Comment  #3.  We continue to evaluate whether the proposed distribution of common stock to the shareholders of the parent company should be registered under the Securities Act. See Staff Legal Bulletin No. 4 (Sept. 16, 1997). Specifically, it is unclear how the proposed spin-off would be pro rata to parent shareholders. In this regard, it does not appear that parent shareholders would retain the same proportionate interest in the spun entity either in the circumstance where the voting rights associated with the preferred shares are (i) waived or (ii) are not waived. Accordingly, please provide us a response letter that illustrates the pre-spin voting stake held by Creative common holders and preferred holders and the proposed post-spin voting stake to be held by these same holders in the Cen Biotech entity. Also, with respect to the 700:1 split, please explain whether the spin-off would have a material impact on your shareholder base. For instance, would the spin result in the two entities having the same or a different number of common stockholders?

RESPONSE

As we discussed on Tuesday, Mr. Chaaban has completely waived his right to the proposed CEN preferred shares.  He will only be receiving his pro rata shares. He will receive only the pro rata shares in CEN Biotech as a result of the spin-off; such pro rata distribution based on the amount of Creative Edge shares he owned on the November 30, 2015 record date, and in turn, will have the same voting rights as all other shareholders in CEN Biotech.

You raised concerns during our phone conversation with the 700:1 ratio for the distribution.  Specifically, you wondered if anyone owned less than 700 shares on the November 30, 2015 record date.  As far as I know there are no shareholders that own less than 700 shares.  I am in the process of getting a shareholder list for your review with SSN’s redacted due to shareholder privacy concerns.  I will get you a copy of the redacted list as soon as the redactions are complete.  Regardless, it would be difficult to imagine anyone purchasing less than 700 shares, in a market where the price over the past several months

3.  Comment  #3.  Please update your disclosure as of or for the nine months ended September 30, 2015 in the following areas: summary historical financial information on page 11, capitalization on page 17 and the results of operations discussion on page 19.

RESPONSE

The summary historical financial information will be updated as requested, if it hasn’t already been updated by the time these responses are submitted.

Suzanne Hayes, Assistant Director

U.S. Securities and Exchange Commission

Response to Jan. 29, 2016 (3rd) Comments

February 19, 2016

Page Two

4.  Comment  #4.  Please revise the Summary disclosure to explain briefly, if known, why Health Canada rejected your application. If Health Canada did not provide a reason for rejecting your application, please so state.

RESPONSE

The process to obtain a license can be found at the following Health Canada link. One cannot obtain a pre-license inspection of their facility without completing the security clearance; the pre-license inspection can only be performed after a security clearance is issued.  It is our opinion that Bill Chaaban was granted the security clearance in order for the pre-license inspection to be conducted. Health Canada changed its position several months after the pre-License inspection had been performed; it is now attempting to contend that no security clearance was issued.  This is in direct conflict with their process. This is very important and being argued in the Judicial Review before the Federal Court of Canada because the revocation of a security clearance must follow formal procedures and require due process.  Health Canada contends that Mr. Chaaban, a licensed attorney in Canada and the USA, an upstanding member of society who DOES not have any criminal convictions or pending indictments known, and who does not consume drugs or alcohol “may be a risk for cannabis to be diverted to the illicit market”. This libelous and unfounded allegation is being argued before the court.

Health Canada has changed the process since the applicant started the process. The “goal posts” have continuously been moved on CEN Biotech and other applicants throughout the process.  Health Canada has updated its website with information that CEN’s counsel and advisors believe to be “self-serving” in order to limit damages in litigation. It is our contention that other key individuals associated with CEN can, in the worst of all cases, replace Mr. Chaaban in the event he is unable to maintain a security clearance.

5.  Comment #5. We refer to your disclosure on page 7 indicating that Mr. Chaaban has “waived the voting rights linked to these (special voting) shares.” Please revise your “Description of Capital Stock” discussion on page 34 concerning the “Special Voting Shares” to clarify what voting rights, if any, apply to this class of stock.

RESPONSE

Mr. Chaaban has waived his rights to the Preferred Shares.  He will receive only the pro rata shares in CEN Biotech as a result of the spin-off; such pro rata distribution based on the amount of Creative Edge shares he owned on the November 30, 2015 record date, and in turn, will have the same voting rights as all other shareholders in CEN Biotech.

6.  Comment #6. Please file as exhibits the (i) $600,872 loan agreement disclosed on pages 28 and 52 and the (ii) $612,000 loan agreement disclosed on page 28, or identify for us the filed exhibit containing each agreement.

RESPONSE

The 2 requested loan agreements will be added to Exhibit 10.5 with the other loan agreements.

7.  Comment #7. "Please revise to include compensation information for the fiscal year ended December 31, 2015. Also, revise the Summary disclosure on page 9 to indicate whether Mr. Chaaban waived his 2015 compensation."

RESPONSE

Mr. Chaaban has waived his 2015 compensation.

Suzanne Hayes, Assistant Director

U.S. Securities and Exchange Commission

Response to Ja. 29, 2016 (3rd) Comments

February 19, 2016

Page Four

8.    Comment # 8: Section 2(a) of the Executive Employment Agreement indicates that significant equity awards are expected annually and that the size of those awards could differ depending on which market quotes your stock.  Accordingly, please revise your disclosure to include a brief discussion of the stock awards available to Mr. Chaaban pursuant to section 2(a).

RESPONSE

The listing and trading of the stock will not affect equity stock compensation for the CEO.    Milestones and future markers will be established and clearly enunciated and laid out for the shareholders in proper disclosure format when the time arises.  Any stock award based on trading exchange is rescinded by the CEO.

If you have any questions or require anything further, please feel free to call me at 226-344-0660.

Sincerely,

/s/ Bill Chaaban

Bill Chaaban

President

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